C21 Investments announces upgrade to OTCQB® Venture Market

VANCOUVER, August 23, 2019 - C21 Investments Inc. ("C21 Investments" or the "Company") (CSE: CXXI and OTCQB: CXXIF) today announced approval to trade on the OTCQB® Venture Market under the symbol CXXIF, effective immediately.  OTCQB is considered by the U.S. Securities and Exchange Commission ("SEC") as an "established public market" for the purpose of determining the public market price when registering securities for resale with the SEC. Ability to trade on OTCQB generally leads to improved public awareness and liquidity, in addition to improved market transparency and investor confidence.

"Our upgrade to the OTCQB market is an important milestone for the Company, which we believe will increase our exposure to U.S. institutional and retail investors," said Michael Kidd, Chief Financial Officer for the Company.

In addition, the Company has elected to participate in the Blue Sky Monitoring Service, affording the Company daily audits and guidance in complying with state-based Blue Sky laws.

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States.  The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods.  The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon.  These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles.  Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the impact of approval to trade on the OTCQB® Venture Market, including the Company's public awareness, exposure and liquidity in the United States.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21 Investments, including the impact of approval to trade on the OTCQB® Venture Market. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 Investments can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, consumer acceptance of the Company's products, the failure to execute on its acquisition and expansion strategies, competitive factors in the industries in which C21 Investments operates, the Company's inability to finance current or future operations, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21 Investments. The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. C21 Investments disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

Media contact:	Investor contact:
Skyler Pinnick	Michael Kidd
Chief Marketing Officer and Director	Chief Financial Officer and Director
Sky.Pinnick@cxxi.ca	Michael.Kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)	+1 833 BUY-CXXI (289-2994)